                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Onelink Communications, Inc.
                          (formerly MarketLink Inc.)
                      ------------------------------------
                                (Name of Issuer)

                                    Common
                      ------------------------------------
                         (Title of Class of Securities)

                      682676-10-1 (formerly 57061b-10-1)
                      ----------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)                  Page 1 of 6 pages

-----------------------                                  ---------------------
 CUSIP NO.  682676-10-1             13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Bank System Inc.
      601 2nd Ave. South
      Minneapolis, MN  55402-4302
      Tax I.D. No.:  41-0255900
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            513,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          22,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             437,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          536,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          18.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      H.C.

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 pages

Item 1
------

          a.  Name of Issuer:
              --------------

              MarketLink Inc.

          b.  Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              MarketLink Inc.
              Southwest Crossing Tech Center
              10340 Viking Drive
              Suite 150
              Eden Prairie, MN 55344

Item 2
------

          a.  Name of Person Filing:
              ---------------------

              First Bank System, Inc.

          b.  Address of Person's Filing Principal Executive Offices:
              ------------------------------------------------------

              601 2nd Ave South
              Minneapolis, MN  55402-4302
              United States

          c.  Title of Class of Securities:
              ----------------------------

              COMMON

          d.  CUSIP Number:
              ------------

              682676-10-1

Item 3
------
              The person filing this statement is a:
              (g) [x] Parent Holding Company

Item 4
------

          Ownership:
          ----------

          a.  Amount beneficially owned:                   536,100
          b.  Percentage of Class:                          18.21%
          c.  Number of shares as to which such
              person has:

              1. Sole power to vote or direct the vote:    513,500
              2. Shared power to vote or direct vote:       22,600
              3. Sole power to dispose or direct the
                 disposition:                              437,900
              4. Shared power to dispose or direct the
                 disposition:                                    0

Item 5
------

          Ownership of Five Percent or less of Class:  (  )
          ------------------------------------------

Item 6
------

          Ownership of More Than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          The Regional Equity Fund, a mutual fund of the First American Investment Funds, Inc., an open-end investment company, holds shares of MarketLink Inc. exceeding 5%. Other accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, remaining shares reported in this filing. To our knowledge no such other interest of any account or person relates to more than 5% of the class.

Item 7
------

          Identification and Classification of Members of the Subsidiary which
          --------------------------------------------------------------------
          Acquired the Security Being Reported on by Parent Holding Company:
          ------------------------------------------------------------------

          See Exhibit A

Item 8
------

          Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not Applicable

Item 9
------

          Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10
-------

          Certification
          -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 13, 1997


/s/ Merita Schollmeier
----------------------
Merita Schollmeier
Vice President

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

     First Trust National Association         First Bank National Association
     180 East Fifth Street, Suite 200         601 2nd Avenue South
     St. Paul, Minnesota 55101                Minneapolis, Minnesota 55402

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                            EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).